EXHIBIT 99.1

POET to Demo AI Hardware Products for 800G and Beyond at OFC 2024

TORONTO and SAN DIEGO, March 21, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and AI markets, today announced it will expand on its leadership role in deploying next-generation silicon photonics products when it features live demonstrations of new modules and optical engines during the 2024 Optical Fiber Communications (OFC) Conference Exhibition to be held in San Diego, California from March 26 – 28, 2024.

The products that POET is scheduled to demonstrate include:

  800G Optical Engines: An 800G 2xFR4 OSFP Module with integrated POET Optical Engines will be demonstrated to showcase the superior error free performance after transmission over 2km of single mode fiber. The module consists of two 400G silicon photonics transmitters and one integrated 800G receiver, operating on four ITU-defined CWDM wavelengths.
  POET Starlight™: An 8-channel packaged light source for C-Band and O-Band wavelengths for chip-to-chip AI applications and co-packaged optics for the data center market. Starlight can be integrated on a host board and connected to chips and ASICs with built-in silicon photonics. It is ready for scalable manufacturing using individually mounted lasers rather than expensive laser arrays, driving lower cost and expandability to 64 channels and above.
  200G/lane Optical Engines: OFC attendees will get a first look at POET’s groundbreaking 200G/lane transmitter and receiver engines, fundamental building blocks for enabling pluggable transceivers at 1.6T and 3.2T data rates.
  EML-based 100G/lane Transmit Optical Engine with integrated driver: The latest version of POET’s Infinity chiplet incorporates externally modulated lasers (EMLs) and EML drivers that offer a highly integrated transmit solution with superior performance and at a lower cost for 400G and 800G FR4 applications.
  Pluggable transceivers from module partners: POET will showcase pluggable transceivers from module partners like Luxshare-TECH, ZKTel and Fibertop from 100G to 800G speeds that use POET’s Optical Interposer and Optical Engine technology.

“We expect the products we showcase at OFC will vault POET to the top of the conversation for AI networking leaders who need more speed, lower cost, and improved power efficiency. Those are the hallmarks of the POET Optical Interposer™ platform and why its elegant design is poised to power the age of photonics,” stated Dr. Suresh Venkatesan, POET’s Chairman & CEO.

The 2024 OFC Conference takes place at the San Diego Convention Center from March 26-28. Visit POET at Booth #5001 to see demonstrations.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ - a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient, passive integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, Pa., Shenzhen, China and Singapore.

More information may be obtained at www.poet-technologies.com.

Media Contact: Adrian Brijbassi adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the market need or demand for such products, including modules and optical engines, the timing of completion of its development efforts, the successful implementation of its optical engine, module and light source products, the success of its customer’s products, the capabilities of its operations, including its joint venture, to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its newly announced optical engine, module and light source products to meet performance requirements, the failure to manufacture products on a timely basis or at all, the failure of its optical engines, module or light source products to attract the attention of customers and end-users, the failure of its products or its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, the failure to protect its intellectual property, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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